FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August, 2006
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed third quarter results ended June 2006, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration
Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited
Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed
December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance
Share Incentive Plan, and (iv) the Section 10(a) Prospectus relating to the offer and sale of the
Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive
Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the
Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired;
consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K.
Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi
conformed
quarter
results and
nine months
ended
June
2006
1st
2nd
3rd
4th
Form S-8 Version

Sappi is the world’s leading
producer of coated fine paper
*
for the nine months ended June 2006
** Estimate as at 30 June 2006
† Rest of World
Sales by product group *
Sales: where the product
is sold *
Sales: where the product
is manufactured *
Geographic ownership **
■
■

■
■

Coated specialities 9%
8%
Pulp
13%
Other 2%
■
Europe

■
Asia and other
14%
■

■

Europe and ROW †
10%

■
■

■

■
■
■
Coated fine paper 63%
Uncoated fine paper 5%

■
North America 31%
■
40%

Southern Africa 15%

■
North America 29%
■
Europe 45%
■
Southern Africa 26%
■
South Africa 55%
■
North America 35%

■
■

Packaging and
newsprint

■

●
Headline loss 20 US cents per share; net loss 23 US cents per share
●
Unfavourable plantation fair value adjustment – 7 US cents per share
●
Input cost pressure
●
Strong demand continues
●
Prices increase in USA; flat in Europe
●
Weaker rand benefits SA businesses
●
Saiccor expansion approved
summary
Quarter Nine months
ended ended
June
March June
June
June
2006
2006 2005**
2006
2005**
Sales (US$ million)
1,214
1,256 1,144
3,645
3,630
Operating (loss) profit (US$ million)
(34)
59 (188)
74
(121)
Operating (loss) profit to sales (%)
(2.8)
4.7 (16.4)
2.0
(3.3)
EBITDA (US$ million) *
82
176 (71)
421
246
EPS (US cents)
(23)
4 (78)
(19)
(69)
Headline EPS (US cents) *
(20)
5 (5)
(14)
25
* Refer to notes 1 and 2 of the Supplemental Information for the reconciliation of these numbers and definitions of these terms.
** Comparative amounts have been restated to take into account the effect of the adoption of International Financial Reporting
Standards (Refer to note 2).
financial highlights

Demand for our fine paper continued to grow strongly in the quarter with sales volume increasing 8%
compared to a year earlier, representing some recovery of market shares. Apparent consumption in the USA grew 13% and in Europe grew 2% compared to the same period last year. Demand in Europe was slower than the prior quarter, which is typical at this time of year and prices remained flat compared to the prior quarter and to the year earlier. In North America prices are improving but our average price realisation reflects a lower increase as a result of the inclusion of a higher pro p o rtion of pulp and publication paper in our mix.
We reported at the end of the previous quarter that in order to restore margins to an acceptable level we would change a number of business practices. These include pricing policy, distribution and terms of doing business. There is already evidence of some improvement and we expect continued improvement in the coming quarters.
The Forest Products business had strong demand for its products but sales were constrained by poor production and major maintenance events. The relatively weaker rand is expected to result in less competition from imports for our South African businesses and export earnings should rise accordingly.
Net sales for the group of US$1.2 billion were up 6.1% compared to a year earlier mainly as a result of an increase in the average price realised in South Africa and the regional mix.
Although the rate of increase of raw material and energy costs slowed, the unfavourable impact of wood, chemical and energy prices compared to the prior quarter was US$3 million and US$34 million compared to a year earlier. Rising pulp prices had a further US$6 million impact on costs compared to a year earlier;
however, as we sell slightly more pulp than we purchase, our sales benefit.
Our South African businesses benefited from the weaker rand towards the end of the quarter but for the first time since the introduction of plantation fair value accounting (IAS41), the non-cash plantation fair value adjustment (net after fellings) was unfavourable. This re p resented a US$22 million charge compared to gains of US$60 million last quarter and US$8 million a year earlier. This reflects the mark-to-market of increases in the
e n e rgy cost to bring wood to market over our entire plantation investment. Major boiler repairs at Ngodwana resulted in significant additional purchased fuel and electricity costs, and a severe hailstorm at Stanger caused damage to the roof and inventory. The combined negative effect of these events was US$9 million.
In addition, the direct cost of major planned maintenance shuts was approximately US$20 million in the quarter compared to US$4 million last quarter and US$19 million a year earlier.
Our operating loss for the quarter after these impacts was US$34 million compared to a loss of
US$188 million last year, which included the US$180 million charge for the impairment of Muskegon Mill.
SG&A costs this quarter were significantly higher than comparative periods due to the timing of various grant receipts and fee payments. Year to date SG&A costs are largely in line with previous years.
Net finance costs were US$35 million compared to US$31 million last quarter; US$2 million of the difference was a result of lower net foreign exchange gains. In the comparable quarter last year finance costs were reduced by an adjustment for the fair value of financial instruments of US$19 million.
The headline loss per share for the quarter was 20 US cents and the net loss per share was 23 US cents. The
p r i m a ry reason for the diff e rence was further asset impairment at previously impaired sites and asset write-offs.
comment
sappi limited – third quarter page 2

cash flow
Cash generated by operations was US$85 million for the quarter before US$18 million of foreign currency related non-cash adjustments, compared to US$93 million a year ago. Working capital reduced
US$16 million as a result of increased payables in the quarter. We aim to reduce working capital substantially in the final quarter.
During the quarter, net interest payments were US$48 million compared to US$23 million in the previous quarter. The payments included a semi-annual interest payment on the US$750 million bonds.
Capital expenditure continued to be tightly controlled and was US$74 million, about 77% of depreciation, for the quarter compared to US$83 million a year earlier. We utilised US$59 million cash this quarter and expect to at least reverse this in the final quarter.
operating review for the quarter
Sappi Fine Paper
Quarter
Quarter Quarter
ended
ended ended
June 2006
June 2005 % March 2006
US$ million
US$ million change US$ million
Sales
968
905 7.0 1,018
Operating loss *
(18)
(210) – (6)
Operating loss to sales (%)
(1.9)
(23.2) – (0.6)
* Includes pre tax charge of US$180 million in respect of Muskegon Mill asset impairment in June 2005.
Sales increased 7% for the quarter compared to a year earlier. While we are seeing improved pricing in the
USA, particularly for web products, prices in Europe have remained flat. Our efforts in both markets to improve margin management continue.
Cost pressures, particularly wood, energy and chemicals continue to squeeze our margins. The rate of increase in the quarter slowed compared to the recent trend.
sappi limited – third quarter page 3

Europe
Quarter
Quarter Quarter
ended
ended % % ended
June 2006
June 2005 change change March 2006
US$ million
US$ million (US$) (Euro) US$ million
Sales
536
498 7.6 8.6 569
Operating profit (loss)
1
(12) – – 6
Operating profit (loss) to sales (%)
0.2
(2.4) – – 1.1
Our sales volume grew 7% in the quarter compared to a year ago resulting in a recovery of market share lost during our strong stand on prices last year. Price realisation in the quarter was flat and continued input cost pressure squeezed our margins resulting in small operating profit of US$1 million.
We took commercial downtime during the quarter. The mills operated well with efficient management of fixed costs and raw material usage.
North America
Quarter
Quarter Quarter
ended
ended ended
June 2006
June 2005 * % March 2006
US$ million
US$ million change US$ million
Sales
354
338 4.7 367
Operating loss
(14)
(199) – (10)
Operating loss to sales (%)
(4.0)
(58.9) – (2.7)
* Includes pre tax charge of US$180 million in respect of Muskegon Mill asset impairment in June 2005.
The quarter ended strongly with improved mill output, improved prices and improving margin management.
The quarter's result, however, was an operating loss of US$14 million.
Mill performances improved during the quarter but Muskegon efficiency levels are still well short of our targets. The streamlining of our product range and improved mill scheduling have helped restore our service levels and we expect further improvements in the months ahead.
The direct cost of major maintenance shuts in the quarter was US$6 million.
We continue to work towards achieving new labour agreements at our US mills. Offers are on the table at our two mills in Maine, and we are still in discussions at our Muskegon and Cloquet mills. We are hopeful that the offers will be voted on by our employees in the near future.
sappi limited – third quarter page 4
operating review for the quarter (continued)

Fine Paper South Africa
Quarter
Quarter Quarter
ended
ended % % ended
June 2006
June 2005 change change March 2006
US$ million
US$ million (US$) (Rand) US$ million
Sales
78
69 13.0 14.7 82
Operating (loss) profit
(5)
1 – – (2)
Operating (loss) profit to sales (%)
(6.4)
1.4 – – (2.4)
Sales volumes and prices improved during the quarter but cost pressure including higher pulp costs and the storm damage at Stanger mill resulted in an operating loss in the quarter.
Forest Products
Quarter
Quarter Quarter
ended
ended % % ended
June 2006
June 2005 change change March 2006
US$ million
US$ million (US$) (Rand) US$ million
Sales
246
239 2.9 4.4 238
Operating (loss) profit
(16)
23 – – 69
Operating (loss) profit to sales (%)
(6.5)
9.6 – – 29.0
Demand for our products was strong in the quarter; however our sales of kraft products were unfavourably impacted by poor operating efficiency at Ngodwana and Tugela mills. Saiccor's production was lower than planned as a result of the tie-in of debottlenecking capital work. Efficiency levels have improved and Saiccor’s output is now ahead of plan. Demand for Saiccor's chemical cellulose is strong and the mill is expected to run at operating rates anticipated by the capital work.
Usutu mill returned to profitability during the quarter as a result of a concerted profit improvement programme and was bolstered by strong pricing and currency.
Average softwood pulp prices (NBSK) were up about US$40 compared to the prior quarter and hardwood pulp prices increased by US$25 per ton. This will have a flow through effect in the quarter ahead and should be bolstered by the currency moves.
Operating profit was reduced by the plantation fair value adjustment of US$22 million and major maintenance and exceptional repair costs of US$18 million, resulting in an operating loss of US$16 million.
sappi limited – third quarter page 5

The rand rate was weaker during the quarter at R6.47 to the US dollar compared to R6.18 in the March quarter and R6.37 a year earlier. The rate is currently approximately R7.00. The weaker rate will improve export revenues and help reduce import competition in the domestic markets.
Work will begin on the project to expand chemical cellulose production at our Saiccor mill in the fourth quarter and is expected to be completed in the third quarter 2008.
The project will expand capacity by 300,000 tons, 75,000 tons of which will replace existing higher cost capacity. It will also substantially improve the environmental impact of the mill. The estimated cost of the combined project is US$460 million
outlook
Our short term goal is to re t u rn to reasonable profitability next year and we have identified the steps we believe can deliver this. We are confident that our North American and Southern African businesses will return to operating profitability next quarter. For Europe we are making progress with cost reduction but are unlikely to see much of the effect of price improvements we need before the end of the third calendar quarter.
We may also incur some one-off costs to effect cost improvements in the next six months in Europe .
The improvement of the group's cash flow remains a priority. The freeze implemented in April on capital projects except those needed for maintenance of the business and short payback items will continue, providing us with the flexibility to undertake step change projects from time to time such as the Saiccor expansion. We plan to manage the Saiccor expansion and some lesser projects without increasing group debt.
The change in our marketing and control policies is beginning to work. We aim to achieve a meaningful average price increase in Europe towards the end of the summer.
We expect the group to return to profitability in the next quarter, excluding fair value adjustments, and thereafter to move towards attaining our longer term objectives.
On behalf of the Board
E van As W Pfarl
Director Director 3 August 2006
sappi limited
(Registration number 1936/008963/06)
NYSE Code: SPP
JSE Code: SAP
ISIN Code: ZAE 000006284
sappi limited – third quarter page 6
operating review for the quarter (continued)

sappi limited – third quarter page 7
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
forward-looking statements

sappi limited – third quarter page 8

conformed financial results
for the quarter and nine months ended June 2006
Form S-8 Version
sappi limited – third quarter page 9

group income statement
sappi limited – third quarter page 10
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2006
June 2005%
June 2006
June 2005%
US$ million
US$ million change
US$ million
US$ million change
Sales
1,214
1,144 6.1
3,645
3,630 0.4
Cost of sales
1,143
1,070
3,283
3,263
Gross profit
71
74 (4.1)
362
367 (1.4)
Selling, general and
administrative expenses
97
81
267
259
(26)
(7)
95
108
Other expenses
8
181
21
229
Operating (loss) profit
(34)
(188) 81.9
74
(121)
Net finance costs
35
9
93
54
Net paid
35
31
100
95
Capitalised
–
–
(1)
(1)
Net foreign exchange
gains
(1)
(3)
(5)
(6)
Change in fair value of
financial instruments
1
(19)
(1)
(34)
Loss before tax
(69)
(197) 65.0
(19)
(175) 89.1
Taxation – current
1
3
16
23
– deferred
(17)
(23)
9
(43)
Net loss
(53)
(177) 70.1
(44)
(155) 71.6
Loss per share
(US cents)
(23)
(78)
(19)
(69)
Weighted average
number of shares
in issue (millions)
226.3
225.7
226.1
225.8
Diluted loss per share
(US cents)
(23)
(78)
(19)
(69)
Weighted average
number of shares
on fully diluted
basis (millions)
228.4
226.6
227.9
226.8

group balance sheet
sappi limited – third quarter page 11
Restated
Reviewed
Reviewed
June 2006
Sept 2005
US$ million
US$ million
ASSETS
Non-current assets
4,118
4,244
Property, plant and equipment
3,215
3,333
Plantations
575
604
Deferred taxation
71
70
Other non-current assets
257
237
Current assets
1,476
1,645
Inventories
755
711
Trade and other receivables
552
567
Cash and cash equivalents
169
367
Total assets
5,594
5,889
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,354
1,589
Non-current liabilities
2,578
2,547
Interest-bearing borrowings
1,637
1,600
Deferred taxation
356
367
Other non-current liabilities
585
580
Current liabilities
1,662
1,753
Interest-bearing borrowings
746
616
Bank overdraft
8
159
Other current liabilities
792
858
Taxation payable
116
120
Total equity and liabilities
5,594
5,889
Number of shares in issue at balance sheet date (millions)
226.5
225.9

group cash flow statement
sappi limited – third quarter page 12
group statement of recognised income and
expense
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2006
June 2005
June 2006
June 2005
US$ million
US$ million
US$ million
US$ million
Operating (loss) profit
(34)
(188)
74
(121)
Depreciation, fellings and other amortisation
116
117
347
367
Other non-cash items (including impairment
charges)
(15)
164
(115)
161
Cash generated by operations
67
93
306
407
Movement in working capital
16
97
(97)
(110)
Net finance costs
(48)
(33)
(116)
(100)
Taxation paid
–
(1)
(12)
(40)
Dividends paid
–
–
(68)
(68)
Cash retained from operating activities
35
156
13
89
Cash effects of investing activities
(94)
(64)
(246)
(270)
(59)
92
(233)
(181)
Cash effects of financing activities
31
(150)
34
(129)
Net movement in cash and cash equivalents
(28)
(58)
(199)
(310)
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2006
June 2005
June 2006
June 2005
US$ million
US$ million
US$ million
US$ million
Pension fund asset not recognised
(2)
–
(6)
–
Actuarial losses on pension and other post
employment benefit liabilities
(5)
–
(5)
–
Deferred taxation on above items
–
–
1
–
Valuation allowance against deferred tax asset
on actuarial losses
–
–
–
(62)
Exchange differences on translation of
foreign operations
(142)
(102)
(122)
(38)
Net expense recorded directly in equity
(149)
(102)
(132)
(100)
Net loss for the period
(53)
(177)
(44)
(155)
Total recognised expense for the period
(202)
(279)
(176)
(255)

notes to the group results
1.     Basis of preparation
The condensed quarterly financial statements have been prepared in accordance with International
Financial Reporting Standards (IFRS). Sappi is reporting under IFRS for the first time for the year ending
September 2006. The date of first transition to IFRS is October 2004 and comparative results have been restated accordingly. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.
These quarterly results have been prepared in accordance with IAS 34 (Interim financial reporting).
The accounting policies used in the preparation of the quarterly results are compliant with IFRS and consistent with those used in the annual financial statements for September 2005, except as disclosed below.
The preliminary results for the quarter have been reviewed in terms of International Standards on Review
Engagements by the group’s auditors, Deloitte & Touche. Their unqualified review report includes an emphasis of matter that amendments to the interpretive guidance issued between the date of this announcement and the finalisation of the financial statements for the year ending September 2006, may result in changes to the restatements published. This report is available for inspection at the company’s registered offices.
2.    Effect of the first time adoption of IFRS
As discussed in Note 1, the group has adopted International Financial Reporting Standards (IFRS) in
preparing its consolidated financial statements for the year ending September, 2006. For purposes of these interim financial statements, the group has developed accounting policies based on IFRS issued to date that will be effective at our reporting date of September, 2006. IFRS 1, First-time Adoption of
International Financial Reporting Standards, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first IFRS financial statements. IFRS 1 also requires that those policies be applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS financial statements. The accounting policies used in these financial statements are subject to change up to the reporting date of our first IFRS financial statements. Management does not believe the final accounting policies will change materially from those utilised in the preparation of the accompanying interim financial statements.
The following exemptions in accordance with IFRS 1 were considered:
•
Business Combinations – IFRS 3
The group has elected not to retrospectively apply the requirements of IFRS 3 for Business
Combinations that occurred prior to October 2004.
•
Share based payments – IFRS 2
The group has applied the share based payment exemption therefore IFRS 2 is only applicable to equity instruments granted after 7 November 2002 that were not vested by 1 January 2005.
Liabilities arising from cash-settled share-based payments settled after 1 January 2005 are subject to IFRS 2. For instruments vesting on or after 1 January 2005, Sappi has recognised a charge in the income statement and set up a separate category in shareholders’ equity for all share options and awards, based on the fair value of the awards as calculated at the grant date.
•
The effects of changes in foreign exchange rates – IAS 21
Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reset to zero by transfer to distributable reserve at the date of transition to IFRS which is October 2004.
sappi limited – third quarter page 13

Adjustments on adoption of IFRS
The adoption of IFRS led to changes in the Group’s financial position, financial performance and cash flows. The significant differences between previously reported SA GAAP financial statements and IFRS are as follows:
•
Employee benefits – IAS 19
Previously unrecognised actuarial employee benefit losses were recognised at October 2004, resulting in an increase in pension and other post employment benefits liabilities and a corresponding reduction in equity and deferred tax liability. These adjustments also led to a reduction in employee benefit expense in profit for the period. Sappi has elected to adopt the policy of recognising actuarial gains and losses in the period in which they occur. The gains and losses are recognised outside of profit for the period in the statement of recognised income and expense
(SORIE). Items processed through SORIE are tax effected through SORIE. Part of the first-time adoption of this method of accounting included a historic analysis of all pension fund movements to determine the portion of our deferred tax balances that relate to SORIE.
•
Share based payments – IFRS 2
Sappi has recognised a charge in the income statement and established a separate category in shareholders' equity for all share options and awards, based on the fair value of the awards as calculated at the grant date. The cost of the share options and grants are reflected in the income statement over the vesting period. This IFRS change had no impact on the comparative total shareholders' equity as a Share Based Payment Reserve is created with the equal and opposite amount included in retained earnings.
•
Financial instruments – IAS 39
A significant portion of our securitised receivables are now reflected on our balance sheet, increasing trade and other receivables by US$268 million and short term debt by US$346 million and decreasing other payables by US$78 million at September 2005. The related expense is no longer reflected in S,G&A but is included under finance costs. This caused an increase in finance costs and decrease in S,G&A of US$15 million for the year ended September 2005 (June 2005:
US$12 million).
Cash flow hedges on inter-company loans, accounted for in equity, no longer qualify for hedge accounting under IAS 39. As a result these instruments are now recognised at fair value through profit and loss.
•
The effects of changes in foreign exchange rates ? IAS 21
Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reduced to zero at the date of transition to IFRS which is
October 2004. The Foreign Currency Translation Reserve (Non Distributable Reserve) was
transferred to retained earnings. This IFRS change has no impact on total shareholders’ equity.
There are no other accounting policy changes relevant to the first time adoption of IFRS.
•
Circular 9/2006 Transactions giving rise to adjustments to sales/purchases
The South African Institute of Chartered Accountants recently issued a circular on the treatment of settlement discount in accordance with IFRS.
This circular clarifies the following IFRS interpretations:
•
Settlement/cash discounts allowed should be estimated at the time of sale and presented as a reduction in sales.
•
Settlement/cash discounts received should be deducted from the cost of inventories, or cost of sales.
Management has evaluated the impact of the above interpretations on the group’s results and the impact was found to be minimal. The results have been adjusted accordingly for this circular.
sappi limited – third quarter page 14
notes to the group results (continued)

sappi limited – third quarter page 15
Reconciliation of previous SA GAAP to IFRS for shareholders’ equity
Reviewed
Reviewed Reviewed
Year
Nine months IFRS
ended
ended transition
Sept 2005
June 2005 Oct 2004
US$ million
US$ million US$ million
Total equity presented under SA GAAP
1,881
1,867 2,157
Impact on retained earnings:
Recognition of previously unrecognised
actuarial losses – IAS 19
(340)
(284) (300)
Deferred taxation impact of IAS 19 change
43
34 93
Share based payments – IFRS 2
(20)
(17) (9)
Release of cash flow hedge reserve – IAS 39
14
11 (2)
Foreign Currency Translation Reserve reset to zero
at October 2004
244
244 244
Share based payment reserve – IFRS 2
20
17 9
Hedging Reserves – IAS 39
(13)
(10) 2
Foreign Currency Translation Reserve
(240)
(243) (244)
Total equity and reserves presented under IFRS
1,589
1,619 1,950
Reconciliation of previous SA GAAP to IFRS for net (loss) profit
Reviewed
Reviewed
Year
Nine months
ended
ended
Sept 2005
June 2005
US$ million
US$ million
Net loss under SA GAAP
(213)
(180)
Reduction in expense due to recognition of actuarial
gains and losses – IAS 19
23
17
Deferred taxation impact of IAS 19
1
3
Share based payment expense – IFRS 2
(10)
(8)
Gains from cash flow hedges that do not qualify for
hedge accounting – IAS 39
22
18
Deferred taxation impact of IAS 39
(7)
(5)
Net loss under IFRS
(184)
(155)
IFRS cash flow statement impact
The reduction in employee benefit expense resulted in an increase in operating profit and a corresponding decrease in non-cash items. Share based payment costs led to a decrease in operating profit and an increase in non-cash items. The recognition of securitised debtors caused the relating costs to be reflected under finance costs instead of included in operating profit. In addition related movements are reflected in working capital and borrowings.

notes to the group results (continued)
sappi limited – third quarter page 16
IFRS impact on debt
In accordance with IAS 39 a significant portion of our securitised receivables are now reflected on our balance sheet, increasing trade and other receivables by US$268 million and short term debt by US$346 million and decreasing other payables by US$78 million at September 2005.
IFRS impact on contingent liabilities
In accordance with IAS 39 securitised receivables are now reflected on our balance sheet. The contingent liabilities disclosed at September 2005 included certain guarantees related to the securitisation programme. The amount disclosed for September 2005 has been amended accordingly to exclude these guarantees as the liablity is now disclosed on balance sheet.
3.    Reconciliation of movement in shareholders’ equity
Restated
Reviewed
Reviewed
Nine months
Nine months
ended
ended
June 2006
June 2005
US$ million
US$ million
Balance – beginning of year as reported
1,881
2,157
IFRS adoption (refer note 2)
(292)
(207)
Recognition of previously unrecognised actuarial losses – IAS 19
(340)
(300)
Deferred taxation impact of IAS 19 change
43
93
Translation differences
5
–
Balance – beginning of year restated
1,589
1,950
Total recognised expense for the period
(176)
(255)
Dividends paid
(68)
(68)
Share buybacks net of transfers to participants of the share purchase trust
2
(15)
Share based payment reserve
7
7
Balance – end of period
1,354
1,619

sappi limited – third quarter page 17
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2006
June 2005
June 2006
June 2005
US$ million
US$ million
US$ million
US$ million
4.    Operating profit
Included in operating profit are
the following non-cash items:
Depreciation and amortisation
Depreciation of property,
plant and equipment
96
101
291
317
Other amortisation
–
–
1
1
96
101
292
318
Impairment of property, plant and
equipment
3
177
8
219
Impairment of other assets
–
3
–
3
99
281
300
540
Fair value adjustment gains on
plantations (included in cost of sales)
Changes in volume
Fellings *
20
16
55
49
Growth
(21)
(16)
(56)
(49)
(1)
–
(1)
–
Changes in fair value
23
(8)
(44)
(25)
22
(8)
(45)
(25)
The above fair value adjustments have
been offset by silviculture costs
11
12
33
34
* The amount charged against the income statement representing the standing value of plantations harvested.

sappi limited – third quarter page 18
notes to the group results (continued)
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2006
June 2005
June 2006
June 2005
US$ million
US$ million
US$ million
US$ million
5. Capital expenditure
Property, plant and
equipment
74
83
213
221
Reviewed
Reviewed
June 2006
Sept 2005
US$ million
US$ million
6. Capital commitments
Contracted but not provided
116
115
Approved but not contracted
135
198
251
313
7. Contingent liabilities
Guarantees and suretyships
48
56 *
Other contingent liabilities
11
11
* In accordance with IAS 39 securitised receivables are now reflected on our balance sheet. The contingent liabilities disclosed at September 2005 included certain guarantees related to the securitisation programme. The amount disclosed for September 2005 has been amended accordingly to exclude these guarantees as the liablity is now disclosed on balance sheet.

sappi limited – third quarter page 19
supplemental information
additional information
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2006
June 2005
June 2006
June 2005
US$ million
US$ million
US$ million
US$ million
1. Net loss to EBITDA
(1)
reconciliation
Net loss
(53)
(177)
(44)
(155)
Net finance costs
35
9
93
54
Taxation – current
1
3
16
23
– deferred
(17)
(23)
9
(43)
Depreciation
96
101
291
317
Amortisation (including fellings)
20
16
56
50
EBITDA
(1) (2)
82
(71)
421
246
(1)
Earnings before interest (net finance costs), tax, depreciation and amortisation.
(2)
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit.
As a result our definition retains other income/expenses as part of EBITDA.
We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under
IFRS. EBITDA is not a measure of performance under IFRS. EBITDA should not be construed as an alternative to operating profit as an indicator of the company’s operations in accordance with IFRS.
EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.

supplemental information
sappi limited – third quarter page 20
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2006
June 2005
June 2006
June 2005
US$ million
US$ million
US$ million
US$ million
2.    Calculation of Headline earnings *
Net loss
(53)
(177)
(44)
(155)
Profit (loss) on disposal of business
and property, plant and equipment
–
1
(2)
1
Write-off of assets
5
–
7
4
Impairment of property, plant and
equipment
3
165
8
207
Headline earnings
(45)
(11)
(31)
57
Headline earnings per share
Headline earnings per share (US cents) *
(20)
(5)
(14)
25
Weighted average number of shares
in issue (millions)
226.3
225.7
226.1
225.8
Diluted headline earnings per
share (US cents) *
(20)
(5)
(14)
25
Weighted average number of shares
on fully diluted basis (millions)
228.4
226.6
227.9
226.8
* Headline earnings disclosure is required by the JSE Limited.
3.    Exchange rates
June
March Dec Sept June
2006
2006 2005 2005 2005
Exchange rates:
Period end rate: US $1 = ZAR
7.1700
6.1655 6.3275 6.3656 6.7041
Average rate for the Quarter: US $1 = ZAR
6.4658
6.1858 6.4795 6.5289 6.3738
Average rate for the YTD: US $1 = ZAR
6.4031
6.3334 6.4795 6.2418 6.1732
Period end rate: EUR 1 = US$
1.2789
1.2119 1.1843 1.2030 1.2097
Average rate for the Quarter: EUR 1 = US$
1.2570
1.1983 1.1915 1.2139 1.2678
Average rate for the YTD: EUR 1 = US$
1.2191
1.1964 1.1915 1.2659 1.2811
The financial results of entities with reporting currencies other than the US Dollar are translated into
US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

supplemental information
sappi limited – third quarter page 21
regional information
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2006
June 2005
June 2006
June 2005
Metric tons
Metric tons %
Metric tons
Metric tons %
(000’s)
(000’s) change
(000’s)
(000’s) change
Sales
Fine Paper –
North America
349
324 7.7
1,058
1,005 5.3
Europe
576
538 7.1
1,824
1,754 4.0
Southern Africa
79
68 16.2
237
215 10.2
Total
1,004
930 8.0
3,119
2,974 4.9
Forest Products – Pulp and paper
operations
368
374 (1.6)
1,070
1,154 (7.3)
Forestry
operations
394
455 (13.4)
1,142
1,205 (5.2)
Total
1,766
1,759 0.4
5,331
5,333 (0.0)
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2006
June 2005%
June 2006
June 2005%
US$ million
US$ million change
US$ million
US$ million change
Sales
Fine Paper – North America
354
338 4.7
1,066
1,034 3.1
Europe
536
498 7.6
1,625
1,643 (1.1)
Southern Africa
78
69 13.0
238
224 6.3
Total
968
905 7.0
2,929
2,901 1.0
Forest Products – Pulp and paper
operations
224
217 3.2
651
669 (2.7)
Forestry
operations
22
22 –
65
60 8.3
Total
1,214
1,144 6.1
3,645
3,630 0.4

sappi limited – third quarter page 22
supplemental information
Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2006
June 2005%
June 2006
June 2005%
US$ million
US$ million change
US$ million
US$ million change
Operating profit
Fine Paper – North America
(14)
(199) 93.0
(23)
(211) 89.1
Europe
1
(12) –
21
42 (50.0)
Southern Africa
(5)
1 –
(7)
4 –
Total
(18)
(210) 91.4 (
9)
(165) 94.5
Forest Products
(16)
23 –
90
48 87.5
Corporate
–
(1) –
(7)
(4) (75.0)
Total *
(34)
(188) 81.9
74
(121) –
* Operating profit for the nine months ended June 2005 reduced by US$222 million in respect of asset impairments and asset impairment reversals.

sappi limited – third quarter page 23
n o t e : ( 1 A D R = 1 s a p p i s h a r e )
sappi ordinary shares
ADR price (NYSE TICKER: SPP)
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
1 Jan
2006
18
16
14
12
10
8
6
4
2
0
1 Jul
2006
1 Apr
2006
2 Aug
2006
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
1 Jan
2006
120
100
80
60
40
20
0
1 Jul
2006
1 Apr
2006
2 Aug
2006

this report is available on the Sappi website
www.sappi.com
Transfer secretaries
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depository:
Capita Registrars
Services 2004 Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2006
SAPPI LIMITED,
by:      /s/ D. J. O'Connor
Name:
Title:     Group Secretary

D. J. O'Connor